

May 17, 2021

Scott W. Kingsmore
Senior Executive Vice President, Treasurer and Chief Financial Officer
The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, CA 90401

> **Re: The Macerich Company**
> **Form 10-K for the year ended December 31, 2020**
> **Filed February 24, 2021**
> **File No. 001-12504**

Dear Mr. Kingsmore:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction